FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2013

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Corporate Governance Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 14, 2013	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

[Translation of Corporate Governance Report filed with the Tokyo Stock Exchange on May 31, 2013]

CORPORATE GOVERNANCE	Nomura Holdings, Inc.

Last updated: May 31, 2013

Nomura Holdings, Inc.

Koji Nagai, Group Chief Executive Officer

Contact: 81-3-5255-1000

Securities Code: 8604 (Tokyo Stock Exchange)

http://www.nomuraholdings.com/investor/

Corporate Governance Information

I Underlying Concept of Corporate Governance, Capital Structure, Corporate Attributes, and Other Fundamental Information

• 1. Underlying Concept

Nomura Holdings Inc. (“the Company”) strives for transparency and speed in the management of its operations and while aiming to enhance the corporate value of the group in the medium to long term, the Company places the highest importance on strengthening and further enhancing its corporate governance system.

Among its endeavors, the Company has been proactively moving forward with reforms for establishing transparent management. When the Company adopted the holding company structure in October 2001, the Company appointed Outside Directors to strengthen oversight functions and established an Executive Management Committee on which Outside Directors also participated (currently the Internal Controls Committee) and established a compensation committee consisting of a majority of Outside Directors, as well as an Advisory Board of external experts. Also, in connection with its listing on the New York Stock Exchange (the “NYSE”) in December of the same year, the Company further enhanced its information disclosure system and has progressed with the building of a highly transparent management framework.

In June 2003, the Company adopted a committee-based corporate governance system, which separates management oversight functions from the day-to-day execution of business, and by putting into place the Nomination Committee, Audit Committee and Compensation Committee, each comprised of a majority of Outside Directors, strengthened oversight and transparency of its management. At the same time, to manage the Company’s consolidated operations with speed, the Board of Directors has delegated to the Executive Officers a wide scope of authority for business execution.

Further, in 2004, the Company adopted the “Code of Ethics of Nomura Group,” which outlines the Company’s policies on issues related to corporate governance and corporate social responsibility. All officers and employees of the Nomura Group should comply with the code in order to fulfill our responsibilities not only to the Company’s shareholders but also to all other stakeholders.

• 2. Capital Structure

Shareholding Ratio by Foreign Investors	Over 30%

<Major Shareholders> [Updated]

Name	Number of Shares	Percentage
Japan Trustee Services Bank, Ltd. (Trust Account)	181,119	4.90
The Master Trust Bank of Japan, Ltd. (Trust Account)	143,237	3.90
SSBT OD05 Omnibus Account - Treaty Clients	92,515	2.50
CACEIS BANK FRANCE, ORDINARY ACCOUNT	62,518	1.70
Japan Trustee Services Bank, Ltd. (Trust Account 9)	38,989	1.00
State Street Bank and Trust Company 505225	38,865	1.00
The Chase Manhattan Bank, N.A. London S.L. Omnibus Account	37,288	1.00
Japan Trustee Services Bank, Ltd. (Trust Account 1)	37,006	1.00
Nomura Group Employee’s Stock Ownership Association	36,574	1.00
Northern Trust Company (AVFC) Sub-account American Client	36,449	1.00

Controlling shareholder other than parent company	None
Parent company	None

Supplementary Explanation [Updated]

Information concerning major shareholders is as of March 31, 2013. Numbers of shares are in thousands.

• 3. Corporate Attributes

Listed exchange and market section	Tokyo 1st section, Osaka 1st section, Nagoya 1st section
Fiscal year end	March
Industry	Securities and Commodity Futures
Number of employees (consolidated)	Over 1,000
Sales (consolidated)	Over 1 trillion yen
Consolidated subsidiaries	Over 300

• 4. Approaches Regarding Measures to Protect Minority Shareholders in the Event of Transactions with the Controlling Shareholder

• 5. Other Special Conditions with Potentially Significant Effects on Corporate Governance

Regarding the Company’s listed subsidiaries, the Company’s policy is to respect the independence of each entity’s management, and other than appropriate governance in proportion to its voting rights, the Company’s involvement is limited.

II Organizations regarding Managerial Decision Making, Execution, Management and Status of Other Corporate Governance System

• 1. Organizational structure and management

Organizational structure	Company with Committees

<Directors>

Number of seats on the Board of Directors pursuant to company’s Articles of Incorporation	20

Term of office of Directors pursuant to the company’s Articles of Incorporation	1 year

Chairman of meetings of the Board of Directors	Chairman of the Board of Directors (kaicho) (except when concurrently serving as president)

Number of Directors in office	11

<Outside Directors>

Number of Outside Directors in office	7

Number of Outside Directors qualifying as Independent Directors	7

Relationship with the Company (1)

Name	Attribution	Relationship with the company (*1)
		a	b	c	d	e	f	g	h	i
Masahiro Sakane	External				X	X			X
Haruo Tsuji	External				X	X			X
Tsuguoki Fujinuma	CPA				X				X
Clara Furse	External				X				X
Takao Kusakari	External				X	X			X
Toshinori Kanemoto	Attorney				X				X
Michael Lim Choo San	CPA				X				X

*1	Descriptors for “relationship with the company”:
a-	From the parent company;
b-	From an affiliated company;
c-	Major shareholder of the company;
d-	Concurrently serves as an Outside Director or Outside Statutory Auditor of another company;
e-	Serves as a an Executive Director or Executive Officer or the like of another company;
f-	Spouse or relative within the third degree or their equivalent of an Executive Director and/or Executive Officer or the like of the company or a special related entity of the company;
g-	Receives compensation, etc. as an Officer from the company’s parent company or a subsidiary of such parent company;
h-	Has entered into a limitation of liability agreement with the company; or
i-	Other

Relationship with the Company (2) [Updated]

Name	*[1]	Supplementary description	Reason for appointment (if designated as an Independent Director, also including grounds for such designation)
Masahiro Sakane	☒	Mr. Sakane concurrently serves as Director and Councilor of Komatsu Ltd. and Outside Director of Tokyo Electron Limited and ASAHI GLASS Co., Ltd. etc.

<Reason for appointment as Outside Director>

Mr. Sakane has extensive experience with respect to management. He has held a number of significant positions, including the Director and Chairman of Komatsu Ltd. His achievements and insights have been evaluated highly. The Company believes that he will play a full role as an Outside Director in determining important managerial matters and overseeing the business execution of the Company.

<Reason for designation as Independent Director>

Mr. Sakane satisfies the Independence Criteria for Outside Directors established by the Company (Please see “Matters relating to Independent Directors” below). He is not considered to be in any situations where the degree of independence required by the Exchanges is called in doubt, and hence he is unlikely to have conflicts of interest with general investors, and has been designated as an Independent Director.

Haruo Tsuji	☒	Mr. Tsuji concurrently serves as Special Advisor to Sharp Corporation, Outside Director of Kobayashi Pharmaceutical Co., Ltd. and SEIREN Co., Ltd. etc.

<Reason for appointment as Outside Director>

Mr. Tsuji has extensive experience with respect to management. He has held a number of significant positions including the President of Sharp Corporation. His achievements and insights have been evaluated highly. The Company believes that he will play a full role as an Outside Director in determining important managerial matters and the overseeing the business execution of the Company.

<Reason for designation as Independent Director>

Mr. Tsuji satisfies the Independence Criteria for Outside Directors established by the Company. He is not considered to be in any situations where the degree of independence required by the Exchanges is called in doubt, and hence he is unlikely to have conflicts of interest with general investors, and has been designated as an Independent Director.

[1]	Independent director

Tsuguoki Fujinuma	☒

Mr. Fujinuma concurrently serves as an Outside Statutory Auditor of Sumitomo Corporation, Outside Statutory Auditor of Takeda Pharmaceutical Company Limited, Governor of Tokyo Stock Exchange Regulation (to resign in June), Outside Director of Sumitomo Life Insurance Company, and Outside Statutory Auditor of Seven & i Holdings Co., Ltd. etc.

Although Mr. Fujinuma was, until June 2007, a partner of Ernst & Young ShinNihon LLC, the current corporateauditor of the Company, he was never involved in an accounting audit of the Company. Further, following his departure from the firm, he has had no involvement whatsoever in the management or the financial policy of the firm.

<Reason for appointment as Outside Director>

Mr. Fujinuma has held a number of significant positions including the President of the International Federation of Accountants, the Chairman and President of the Japanese Institute of Certified Public Accountants and Trustee of the International Accounting Standards Committee Foundation. He is well versed in international accounting systems and has a high degree of expertise corresponding to a Sarbanes-Oxley Act of 2002 financial expert. The Company believes that he will play a full role as an Outside Director in determining important managerial matters and the overseeing the business execution of the Company.

<Reason for designation as Independent Director>

Mr. Fujinuma satisfies the Independence Criteria for Outside Directors established by the Company. He is not considered to be in any situations where the degree of independence required by the Exchanges is called in doubt, and hence he is unlikely to have conflicts of interest with general investors, and has been designated as an Independent Director.

Clara Furse	☒	Dame Clara concurrently serves as a Non-Executive Director of Amadeus IT Holding, S.A. and Member of the Bank of England’s Financial Policy Committee etc.

<Reason for appointment as Outside Director>

Dame Clara has held a number of significant positions, including Chief Executive of the London Stock Exchange Group, and has extensive experience with respect to financial businesses. She was made Dame Commander of the Order of the British Empire (the female equivalent of a Knight) and her achievements and insights have been evaluated highly. Applying her global and extensive experience and independence, the Company believes that she will play a full role as an Outside Director in determining important managerial matters and the overseeing the business execution of the Company.

<Reason for designation as Independent Director>

Dame Clara satisfies the Independence Criteria for Outside Directors established by the Company. She is not considered to be in any situations where the degree of independence required by the Exchanges is called in doubt, and hence she is unlikely to have conflicts of interest with general investors, and has been designated as an Independent Director.

Takao Kusakari	☒	Mr. Kusakari concurrently serves as Corporate Advisor of NYK Line and an Outside Statutory Auditor of Nippon Steel & Sumitomo Metal Corporation etc.

<Reason for appointment as Outside Director>

Mr. Kusakari has held a number of significant positions including the Chairman of NYK Line, and has extensive experience with respect to management. His achievements and insights have been evaluated highly. The Company believes that he will play a full role as an Outside Director in determining important managerial matters and the overseeing the business execution of the Company.

<Reason for designation as Independent Director>

Mr. Kusakari satisfies the Independence Criteria for Outside Directors established by the Company. He is not considered to be in any situations where the degree of independence required by the Exchanges is called in doubt, and hence he is unlikely to have conflicts of interest with general investors, and has been designated as an Independent Director.

Toshinori Kanemoto	☒	Mr. Kanemoto concurrently serves as an Outside Statutory Auditor of Kameda Seika Co., Ltd. etc.

<Reason for appointment as Outside Director>

Mr. Kanemoto has held a number of significant positions including the President of ICPO-INTERPOL and is currently active as an attorney with sophisticated expertise in his field. His achievements and insights have been evaluated highly. The Company believes that he will play a full role as an Outside Director in determining important managerial matters and the overseeing the business execution of the Company.

<Reason for designation as Independent Director>

Mr. Kanemoto satisfies the Independence Criteria for Outside Directors established by the Company. He is not considered to be in any situations where the degree of independence required by the Exchanges is called in doubt, and hence he is unlikely to have conflicts of interest with general investors, and has been designated as an Independent Director.

Michael Lim Choo San	☒	Mr. Lim concurrently serves as Chairman of the Land Transport Authority of Singapore etc.

<Reason for appointment as Outside Director>

Mr. Lim has held a number of significant positions including the Executive Chairman of PricewaterhouseCoopers, Singapore. He is well versed in international accounting systems. He has also served in a number of public service related roles in Singapore. His achievements and insights have been evaluated highly. The Company believes that he will play a full role as an Outside Director in determining important managerial matters and the overseeing the business execution of the Company.

<Reason for designation as Independent Director>

Mr. Lim satisfies the Independence Criteria for Outside Directors established by the Company. He is not considered to be in any situations where the degree of independence required by the Exchanges would be called in doubt, and hence he is unlikely to have conflicts of interest with general investors, and has been designated as an Independent Director.

<Committees>

Composition of each committee and attributes of the committee chairman

	Number of members	Number of full-time members	Number of Inside Directors	Number of Outside Directors	Attributes of the committee chairman
Nomination Committee	3	0	1	2	Inside Director
Compensation Committee	3	0	1	2	Inside Director
Audit Committee	3	1	1	2	Outside Director

<Executive Officers> [Updated]

Number of Executive Officers	6

Concurrent positions [Updated]

Name	Authority to represent company	Concurrently serving as a Director			Concurrent status as employee
			Member of Nomination Committee	Member of Compensation Committee
Koji Nagai	Yes	No	No	No	No
Atsushi Yoshikawa	Yes	No	No	No	No
Toshio Morita	No	No	No	No	No
Toshihiro Iwasaki	No	No	No	No	No
Shoichi Nagamatsu	No	No	No	No	No
Shigesuke Kashiwagi	No	No	No	No	No

<Audit Structure>

Whether Audit Committee is assisted by Directors/employees [Updated]	Yes

Matters relating to Independence of Directors and employees from Executive Officers [Updated]

Within its Committee System where management oversight functions separated from the day-to-day execution of business activities, the Company’s Board of Directors consists of 11 members (including 7 Outside Directors. Gender composition of Directors are 10 male and 1 female); Nobuyuki Koga, Haruo Tsuji, Tsuguoki Fujinuma, Masahiro Sakane, Dame Clara Furse, Takao Kusakari, Toshinori Kanemoto, Michael Lim Choo San, Masanori Itatani, Masanori Nishimatsu and David Benson. Nobuyuki Koga, who does not concurrently serve as an Executive Officer, acts as the chairman of the meetings of the Board of Directors. A full-time Director who does not concurrently serve as an Executive Officer, and who is well-versed in the Nomura Group’s business and in company affairs, is appointed as an “Audit Mission Director.” The Company has appointed Masanori Nishimatsu as such Audit Mission Director. In accordance with the instructions of the Audit Committee, the Audit Mission Director conducts operational supervision to support the Audit Committee, such as by attending important meetings and conducting daily interviews and field inspections. The Company also has established the Office of Audit Committee as a structure to support to the Audit Committee, which supports both the Audit Committee and the Audit Mission Directors, and handles administrative tasks for the Audit Committee. Employees of the Office of the Audit Committee are evaluated by a designated member of the Audit Committee (the “Audit Committee Designee”) and any recruitment or transfer of, or disciplinary action against such employees by the Company requires the consent of the Audit Committee Designee.

Cooperation between the Audit Committee members, Independent Auditor, and the Internal Audit Division [Updated]

In order to ensure the effectiveness and suitability of internal controls, the Group Internal Audit Department and other similar audit sections placed in significant subsidiaries conduct internal audits of the Company and its subsidiaries. The status of internal audit implementation is reported to the Internal Controls Committee, which the members of the Audit Committee participates in, and matters discussed at the Internal Controls Committee meetings are reported to the Board of Directors. Results of individual internal audits are also reported regularly (monthly as a general rule) to the Audit Committee by the Group Internal Audit Department, either directly or through the Audit Mission Director.

To ensure the independence of Internal Audit from the executive side, development of annual internal audit plan and budget, and appointment and removal of person responsible for internal audit require consent of the Audit Committee or an Audit Committee member designated by the Audit Committee. In addition, the Audit Committee members may make recommendations to the Executive Officers to modify internal audit plan, implement supplementary audits or develop improvement plans, in relation to the implementation of internal audit.

The Company has appointed Ernst & Young ShinNihon LLC as its Independent Auditor. The Audit Committee approves the annual audit plan of the Independent Auditor, receives reports and explanations on accounting audits from the Independent Auditor at least once each quarter, exchanges information from time to time with the Independent Auditor to audit the appropriateness of the method and results of the Independent Auditor’s auditing, and examines financial documents. In addition, audit fees to be paid to the Independent Auditor are approved by the Audit Committee upon explanation from the CFO. Further, audit services rendered to the Company and its subsidiaries by the Independent Auditor and its affiliates, and the audit fees to be paid are subject to a procedure for deliberation and prior approval by the Audit Committee upon application by the CFO, pursuant to the U.S. Sarbanes Oxley Act of 2002 and the relevant rules of the U.S. Securities and Exchange Commission (SEC).

<Independent Directors>

Number of Independent Directors [Updated]	7

Matters relating to Independent Directors

The Company has designated all qualifying directors as Independent Directors.

The Company has established Independence Criteria for Outside Directors as follows:

“Independence Criteria for Outside Directors of Nomura Holdings, Inc.”

1. The person, currently, or within the last three years, shall not correspond to a person listed below.

(1) Person Related to the Company

A person satisfying any of the following requirements shall be considered a Person Related to the Company:

•	Executive (*1) of another company where any Executive of the Company serves as a director or officer of that company;

•	Major shareholder (directly or indirectly holding more than 10% of the voting rights) or Executive of the Company; or

•	Partner of the Company’s accounting auditor or employee of such firm who works on the Company’s audit.

(2) Executive of a Major Lender (*2) of the Company.

(3) Executive of a Major Business Partner (*3) of the Company (including Partners, etc.).

(4) A person receiving compensation from the Nomura Group of more than 10 million yen per year, excluding director/officer compensation.

(5) A person executing the business of an institution receiving more than a Certain Amount of Donation (*4) from the Company.

2. The person’s immediate family members (second degree of kinship) or anyone who lives with the person shall not correspond to a person listed below (excluding persons in unimportant positions):

(1) Executive of the Nomura Group; or

(2) A person identified in any of subsections (1) ~ (5) in Section 1 above.

(Notes)

*1:	Executive shall mean Executive Directors (gyoumu shikkou torishimariyaku), Executive Officers (shikkouyaku) and important employees (jyuuyou na shiyounin), including Senior Managing Directors (shikkouyakuin), etc.
*2:	Major Lender shall mean a lender from whom the Company borrows an amount equal to or greater than 2% of the consolidated total assets of the Company.
*3:	Major Business Partner shall mean a business partner whose transactions with the Company exceed 2% of such business partner’s consolidated gross revenues in the last completed fiscal year.
*4:	Certain Amount of Donation shall mean a donation that exceeds 10 million yen per year that is greater than 2% of the donee institution’s gross revenues or ordinary income.

<Incentives and Remuneration>

Implementation of Initiatives to offer Incentives to Directors and Executive Officers	Introduction of performance-linked remuneration system, introduction of stock option plans and others

Supplementary Explanation

Pursuant to the Compensation Policy (the details explained in “Remuneration of Directors and Executive Officers”) set by the Compensation Committee, the compensation of Directors and Executive Officers is composed of base salary, annual bonus and long-term incentive plans. Regarding annual bonus, depending on the level of bonus payment, a portion of payment of annual bonus may be deferred.

The Company’s deferred compensation plans are as follows:

1.	Core deferral plans

Stock Acquisition Right (“SAR”) Plan B or Notional Stock Unit (“NSU”) Plan (linked to the Company’s stock price. Designed to replicate the key features of the SAR Plan B, and allows equity-linked awards to be made in countries where SARs are less favorably treated from tax or other perspectives)

2.	Supplemental deferral plans

Collared Notional Stock Unit Plan (linked to the value of the Company’s stock price subject to a cap and a floor) or Notional Indexed Unit Plan (linked to a world stock index quoted by Morgan Stanley Capital International)

3.	Multi-Year Performance Deferral plan

Number of units to be granted upon achieving a certain performance target is notified to applicable candidates in advance. At the end of a 2 year performance period, number of units is adjusted, subject to a degree of achievement, and granted in the form of Plan B SARs or NSUs. In case of performance below certain levels, no SARs or NSUs will be granted.

Such deferred bonus may be unpaid or forfeited under specific circumstances.

Persons Eligible for Stock Options	Inside Directors, Executive Officers, employees, Directors/Executive Officers/ employees of subsidiaries

Supplementary Explanation

The Company has two types of SAR plans to maintain incentives for high levels of performance and to recruit talented staff. The exercise price for SAR Plan A is determined based on the market price when issued, and the exercise price of SAR Plan B is 1 yen per share.

<Remuneration of Directors and Executive Officers>

Disclosure of individual Director Remuneration	Disclosed in part
Disclosure of individual Executive Officer Remuneration	Disclosed in part

Supplementary Explanation

Information concerning compensation for Directors and Executive Officers is disclosed in the Yukashoken-hokokusho (“Annual Report”), Business Report, Form 20-F submitted to the SEC, Explanatory Document on the Status of Operation and Property and other documents – all of these documents can be accessed on the Company’s website. Individual compensation of certain Directors and Executive Officers is disclosed in the Annual Report in accordance with the Cabinet Office Ordinance on Disclosure of Corporate Affairs, etc.

Whether there are any policies for the calculation of remuneration	Yes

Amount of Remuneration or disclosure of the policy for the calculation of remuneration

The “Compensation Policy of Nomura Group” is as follows.

Nomura group is establishing its status firmly as a globally competitive financial services group. To support this, we recognize that our people are our most valuable asset. We have therefore developed our Compensation Policy to ensure we attract, retain, motivate and develop our key talent.

Our Compensation Policy is based around six key themes:

1. Align with Nomura Values and Strategies

•	Compensation is designed to support delivery against the broader strategic aims of the Group.

•	Levels and structures of compensation reflect the needs of each business line and allow the Group to effectively compete for key talent in the market.

•	We develop our staff to support the Nomura values.

2. Reflect Firm, Division and Individual Performance

•	“Pay for Performance” is our fundamental principle to motivate and reward our key talent regardless of personal background.

•

We manage compensation on a firm-wide basis, taking into account the performance of the Group and supporting our ethos of sustainable growth, collaboration and client service. This enables us to manage strategic investments and still operate market-competitive compensation practices.

•	An individual’s compensation is determined by properly reflecting the Group, division and individual performance, ensuring that it is aligned with both the business strategy and market considerations.

•	Individual compensation award decisions are underpinned by valid and rigorous performance management processes and supporting systems.

3. Establish Appropriate Performance Measurement with a Focus on Risk

•	Compensation is not determined by reference solely to revenues. Risk-adjusted profits are being emphasized in Nomura’s management information and performance systems and processes.

•	In addition, qualitative factors such as cross-divisional collaboration, risk management, alignment with organizational values, and compliance are stressed when evaluating performance.

•	Performance measurement reflects the business needs, taking account of risk associated with each business. Such risk includes market, credit, operational, and liquidity risk among others.

•	In assessing and measuring risk for compensation, input and advice is received from the risk management and finance divisions.

4. Align Employee and Shareholder Interests

•	Compensation of group executives and higher paid employees should reflect the achievement of targets which are in line with the creation of shareholder value.

•

For higher paid executives and employees, a part of their compensation is delivered in equity linked awards with appropriate vesting periods to ensure that their interests are closely aligned with those of shareholders.

5. Appropriate Compensation Structures

•	The compensation structure reflects our desire to grow and develop our talent. It is merit based, reflecting performance and is regularly reviewed to ensure its fairness.

•	For higher paid executives and employees, a significant portion of compensation is deferred, balancing short-term interests with longer-term stewardship of the Group.

•	Deferred compensation should be subject to forfeiture or “clawback” in the event of a material restatement of earnings or other significant harm to the business of Nomura.

•

The percentage of deferral increases as an employee’s total compensation increases. A part of deferred compensation is delivered in mid/long-term incentive plans, such as equity linked awards with appropriate vesting periods.

•	Guarantees of bonus/compensation should be allowed only in limited circumstances such as new hiring or strategic business needs, and multi-year guarantees should not be used as a matter of course.

•	There should be no special or expensive retirement/severance guarantees for senior executives.

•	Nomura will respect all areas in which it operates and will seek to ensure pay structures reflect the needs of the organization as well as regulatory and government bodies.

6. Ensure Robust Governance and Control Processes

•	This Policy and any change hereof must be approved by Nomura Holdings’ Compensation Committee, a majority of which consists of non-executive outside directors.

•	The Compensation Committee of Nomura Holdings decides individual amounts as well as compensation policy for Directors and Executive Officers of Nomura Holdings, in line with this Policy.

•

Globally, we institute a review and authorization policy for senior or high-level contracts ensuring consistency with this Policy. This is administered by Human Resources, involves Finance, Risk Management and Regional Compensation Committees and is reviewed by the Executive Managing Board.

•	Compensation for employees of risk management and compliance functions is determined independently of other business divisions.

•	The Compensation Committee uses market and specialist advisory groups to advise on appropriate compensation structures and levels as necessary.

< Support System for Outside Directors>

The Company has established the Office of Audit Committee as a structure to support the Audit Committee, and this body accordingly provides support to Outside Directors who are the members of the Audit Committee.

As a principle process for meetings of the Board of Directors, reference materials are provided and briefing sessions are arranged for the Outside Directors in advance.

• 2. Matters Concerning Respective Decision-Making Functions for the Execution of Business, Audits, Supervision, Nominations, and Remuneration (Current Corporate Governance System) [Updated]

Business Execution Process

As an entity adopting the Committee System, the Board of Directors has broadly delegated to the Executive Officers decision making authority for business execution functions to ensure that the Executive Officers can execute the Company’s business with speed. Important matters among those delegated to the Executive Officers by resolutions of the Board of Directors shall be deliberated and decided by specific management structures of the Company including the Executive Management Board, Group Integrated Risk Management Committee, and Internal Controls Committee. The roles and members of each management structure are outlined below.

1. Executive Management Board

Chaired by the Group CEO, the Executive Management Board includes the Group COO, divisional CEOs (person(s) responsible for divisions executing businesses), and other person(s) designated by the Group CEO. The Executive Management Board is responsible for deliberating and making decisions related to important management issues for the Nomura Group, such as strategy, business plans, and budgets as well as the allocation of resources.

2. Group Integrated Risk Management Committee

The Group Integrated Risk Management Committee is chaired by the Group CEO and includes the Group COO, divisional CEOs, the Chief Risk Officer (the “CRO”) and other person(s) designated by the Group CEO. Under the delegation by the Executive Management Board, the Group Integrated Risk Management Committee is responsible for deliberating and deciding on important risk management issues for the Nomura Group. A Global Risk Management Committee has been established under the Group Integrated Risk Management Committee to deliberate and decide on individual matters that are highly prioritized from the perspective of position-risk management. As to other efforts concerning risk management, taking into consideration international perspectives, the Company continues to build structures for the furtherance of appropriate management preparedness, such as a board on liquidity risk and a division dedicated to information gathering and analysis on risk management.

3. Internal Controls Committee

The Internal Controls Committee is chaired by the Group CEO and is comprised of persons designated by the Group CEO, an Audit Committee member designated by the Audit Committee, and a Director designated by the Board of Directors. The Internal Controls Committee is responsible for deliberating and determining matters concerning the establishment and assessment of internal controls of the Nomura Group’s operations as well as promoting proper corporate behavior.

These management structures are to report to the Board of Directors at least once every three months on the status of their deliberations on the execution of important business matters delegated to them by the Board of Directors.

In order to further enhance our business execution framework in the face of increasing sophistication and specialization in the finance industry, the Company has created Senior Managing Directors (“SMDs”) who receive a delegation of authority from the Executive Officers so that each SMD is responsible for his/her individual business line and operations.

In addition to the above, an “Advisory Board” composed of prominent business experts has been set up as a consultative panel to the Executive Management Board for the purpose of making use of outside opinions in planning management strategies.

Three Committees

As an entity adopting Committee System, the Company has established the Nomination Committee, Audit Committee, and Compensation Committee, each comprised of a majority of Outside Directors. The roles and members of each Committee are outlined as follows:

1. Nomination Committee

This Committee is a statutory organization responsible for determining the details of proposals on the election and dismissal of Directors for submission to a meeting of shareholders. The three members of this Committee are elected by the Board of Directors. The Director candidates to be proposed is based on a standard for election agreed upon this Committee, which includes the candidate’s character, insights, management experience, expertise, and independence. The Committee consists of a Director not serving concurrently as an Executive Officer – Nobuyuki Koga; and two Outside Directors – Masahiro Sakane and Toshinori Kanemoto. The Committee is chaired by Nobuyuki Koga.

2. Audit Committee

This Committee is a statutory organization having powers to audit the execution of duties by the Directors and Executive Officers, to prepare audit reports, and to determine details of proposals regarding the election, dismissal, and non-reelection of the Independent Auditor for submission to a meeting of shareholders. The three members of the Committee are elected by the Board of Directors. The Committee consists of two Outside Directors, Haruo Tsuji and Tsuguoki Fujinuma; and a Director who is not concurrently serving as an Executive Officer, Masanori Itatani. The Committee is chaired by Haruo Tsuji. Further, all three individuals are also Independent Directors as stipulated by the Sarbanes-Oxley Act of 2002 (“SOX”) and Tsuguoki Fujinuma, a certified public accountant satisfies the requirements of a Financial Expert under SOX and has suitable expertise in the areas of finance and accounting.

3. Compensation Committee

This Committee is a statutory organization to determine policy with respect to the particulars of compensation to be paid to Directors, Executive Officers as well as the individual compensation for each of them. The three members of the Committee are elected by the Board of Directors. The Committee consists of a Director not serving concurrently as an Executive Officer – Nobuyuki Koga; and two Outside Directors – Masahiro Sakane and Toshinori Kanemoto. This Committee is chaired by Nobuyuki Koga.

Audit and Oversight

Given that the Company utilizes a committee-based system of corporate governance, the central role in business oversight is taken by the Board of Directors and the Audit Committee, the latter of which comprises a majority of Outside Directors. The chair of the Board of Directors is held by a Director not serving concurrently as an Executive Officer, allowing the Board to better oversee the business conducted by the Executive Officers. The Audit Committee is chaired by an Outside Director, making its independence from management even clearer. In addition, we have established an internal controls system based on a decision made by the Board of Directors, so as to ensure the effectiveness of audits. A full-time Director not serving concurrently as an Executive Officer may be appointed as “Audit Mission Director”. The Company has established an Office of Audit Committee with the sole duty of providing support to the Audit Committee.

We have established the Group Internal Audit Department, which is independent from business divisions and, along with internal audit departments established in significant subsidiaries and working under its direction, conducts internal audits of the Company and its subsidiaries, so as to ensure the effectiveness and suitability of internal controls. The Group Internal Audit Department acts under the direction of the Internal Controls Committee, and results of audits are reported not only to business lines, but also to the Audit Committee and the Audit Mission Directors.

We have appointed Ernst & Young ShinNihon LLC as an Independent Auditor.

• 3. Reasons for Adopting the Current Corporate Governance System

The Company strives for transparency and speed in the management of its operations to enhance the corporate value of Nomura Group in the medium to long term. Under the Committee System, management oversight and business execution functions are clearly separated with authority for the execution of business functions broadly delegated by the Board of Directors to the Executive Officers allowing for speedy and efficient decision-making; and the three committees, the Nomination Committee, Audit Committee and Compensation Committee, each of which are comprised of a majority of Outside Directors have the function of enhancing management oversight and transparency. For these reasons, we have determined the Committee System to be the most suitable form of corporate governance for the Company. Further, as a corporation listed on the NYSE, the Company believes that, among various organizational structures applicable in Japan, an organizational structure based on this Committee System is most compatible with the corporate governance standards stipulated in the NYSE Listed Company Manual.

III Implementation of Measures for Shareholders and Other Interested Parties

• 1. Efforts for Active Meetings of Shareholders and Smooth Exercise of Voting Rights [Updated]

Supplementary Explanation
a. Early notification for meetings of shareholders

The Company sends notices of convocation at least 3 weeks prior to the day of the shareholders meeting in order to allow sufficient time for our shareholders to consider proposed resolutions. (Notices for the 109th annual meeting of shareholders held on June 26, 2013 are scheduled to be sent on May 31, 2013.)

Prior to mailing notice of convocation, on May 24, 2013, the Company has posted the notice of convocation on its website.

b. Scheduling meetings of shareholders to avoid peak days	The Company believes that for our shareholders to understand our management and our management personnel, meeting of shareholders are one of the important ways of communicating between our shareholders and our management. Accordingly, the Company endeavors to schedule meetings of shareholders so that many of our shareholders will be able to attend and participate in active discussions.

c. Exercise of voting rights by electronic means	Shareholders may exercise their voting rights electronically by accessing the website specified by the Company (http://www.evote.jp) using computer or cell-phone.

d. Participation in electronic voting platform and other efforts to improve environment for exercising voting rights by institutional investors	Custodian trust banks and other shareholders who are nominal owners may use the electronic voting platform for institutional investors operated by ICJ Inc., a joint venture company established by the Tokyo Stock Exchange, Inc. and others.

e. Providing notices of convocation in English	The Company strives to enhance convenience for shareholders, such as by preparing notices of convocation and its business reports in English and making it available on the Company’s website simultaneously with the Japanese documents.

f. Others	The Company utilizes video and slides to present our business reports at the meetings of shareholders so that it may be easily understood visually.

• 2. Investor Relations (IR) Activities

	Supplementary Explanation	Presentation by the Representative
a. Establishing and announcing disclosure policy	Nomura Group provides investors with fair opportunities to access information about Nomura Group, based on “Nomura Group’s Statement of Global Corporate Policy Regarding Public Disclosure of Information,” which was established in accordance with our policies to prohibit disclosing material and nonpublic information in a selective forum, to enhance timely and fair disclosure to third parties, and based on the purpose of Regulation FD in the U.S.. Pursuant to the said policy, the Company has established the Disclosure Committee to deliberate and determine material matters related to disclosure of its information, including the operating rules for disclosure of material information regarding Nomura Group and preparing legal disclosure materials. The said policy is available on our website.

b. Regular briefings for individual investors	While the Company does not hold regular briefing for individual investors, starting with the closing of our books for the fiscal year ended March 2003, we hold regular briefing on financial results for institutional investors by way of conference calls, which is made available on the Company’s website for individual investors to listen. Further, disclosure materials including our business reports, annual reports and presentation materials used at those briefings for institutional investors are also available on our website.	No

c. Regular briefings for analysts and institutional investors	The Company holds regular briefings for analysts and institutional investors on our management policy and business strategy semi-annually in Japan. The Company also holds regular conference calls, after making announcements of the financial results for each quarter. Further, our management and staffs of Investors Relations Department visit institutional investors individually.	Yes

d. Regular briefings for overseas investors	The Company holds briefings by the management abroad, several times per year. The Company also holds regular conference calls for overseas investors, after making announcements of the financial results for each quarter. Furthermore, our management and staffs of Investors Relations Department visit institutional investors individually. Materials regarding our management policy and business strategy mentioned in the preceding item are also made available in English on our website.	Yes

e. Disclosing IR materials on the company website	Materials regarding financial information, annual reports, presentation materials used at various briefings and materials regarding corporate governance are disclosed on our website (http://www.nomuraholdings.com/investor/)

f. Department (person responsible) for IR	Department: Investor Relations Department

g. Others	In order to provide continuous IR services to our investors in Japan and abroad, the Company established Investor Relations Department in 1998 responsible for IR services, and have also assigned IR representatives in New York since 2000.

• 3. Measures to Ensure Due Respect for Stakeholders’ Standpoint [Updated]

Supplementary Explanation
a. Establishing internal regulations to ensure due respect for stakeholders’ standpoint	In March 2004, the Company established the “Code of Ethics of Nomura Group” applicable to all Nomura Group’s Officers and employees globally (the “Code”). The Code is based on the principles of the Company’s founder and sets forth matters related to corporate governance and corporate social responsibility that each Officer and employee of the Nomura Group should comply with, and training is conducted to achieve comprehensive awareness. The Company further obtains written oaths from Officers and employees to comply with the Code. The Code is available on our website. In addition, the Company established its Mission Statement in March 2007, which sets forth the importance of our commitment to enriching society and continue to keep the trust of our clients.

b. Environmental conservation initiatives and CSR activities	The Company established a department to be responsible for CSR, which drafts and deploys among the entire Nomura Group initiatives for operational policies that consider the environment and society, and takes initiatives to promote communications with our stakeholders globally. Regarding environmental issues, the Company has set forth its “Environmental Statement” and “Environmental Policy” and while aiming to minimize the group’s total impact on the environment, through its principal business of finance, the Company is engaging in initiatives which seek to resolve environmental issues. As a good corporate citizen, the Company is putting considerable effort into CSR activities including providing financial and economic education for all ages around the world, and other social and regional activities rooted in each region. The Company also tackles other social challenges through its principal business of finance.

c. Development of policies in relation to information disclosure to stakeholders	The Company endeavors to enhance disclosure contents, including legal disclosure materials, on our website.

d. Others

<Diversity & Inclusion>

At the Company, “Diversity and Inclusion,” which involves mutual respect for employee diversity and cooperation, is promoted. (Please see the Company’s website for details of the initiatives:
http://www.nomuraholdings.com/csr/citizenship/employee/support.html). As a part of such efforts, the Company actively promotes initiatives to support the success of women.

From the program perspective, to further maintain an environment in which it is easy to raise children, and to allow for the simultaneous raising of children and employment, the Company endeavors to make available and develop various benefits programs, beginning with the childcare leave program and reduced working hours program. Additionally, as a part of training for employees, the Company has introduced programs in which the purpose is to promote the active role of women.

Further, the Company is engaging in activities focused on self-improvement and fostering the consciousness of employees and has launched networks, voluntarily run by employees, such as “Women In Nomura (WIN) ,” in which the promotion of women’s careers and networking are considered and “Life & Family,” in which life management is considered.

Please see “http://www.nomuraholdings.com/csr/data/” for data regarding the ratio of women in managerial positions and information regarding the actual use of various programs supporting childcare and nursing care.

IV Matters Concerning Internal Control Systems

• 1. Fundamental Policy of Internal Control Systems and the Status of its Establishment and Maintenance [Updated]

Nomura Group endeavors to ensure proper corporate behavior throughout the group by strengthening and expanding the internal control system with the objectives of securing transparency and efficiency in management, maintaining compliance with laws and regulations, conducting proper risk management, ensuring reliability of business and financial reporting, and promoting timely and appropriate information disclosure. The Board of Directors has passed a resolution to approve the following “Structures for Ensuring Appropriate Operation of Nomura Holdings, Inc.” with respect to the Company’s internal control system:

<Structure for Ensuring Appropriate Business Activities at Nomura Holdings, Inc.>

The Company shall, through the Board of Directors of the Company, establish the following structure (hereinafter referred to as the “Internal Controls System”) to ensure appropriate business activities at the Company and within the Nomura Group, assess the structure on a regular basis, and revise the structure as necessary. The Board of Directors shall, in addition to ensuring appropriate business through, amongst other measures, the supervision of the execution of duties by Directors and Executive Officers and development of the basic management policy of the Nomura Group, shall also monitor the maintenance by Executive Officers and operational status of the Internal Controls System, and call for improvements when necessary.

Further, the Board of Directors shall establish and thoroughly enforce the Code of Ethics of the Nomura Group, a code of conduct that all Nomura Group officers and employees should comply with, which encompasses an emphasis on customer interests, full awareness of the social mission, compliance with applicable laws and regulations, undertaking of social contribution activities, etc.

I. Matters Concerning the Audit Committee

The Audit Committee shall enforce its powers prescribed by laws and regulations to audit the legality, adequacy and efficiency of the execution by Directors and Executive Officers of their duties through the use of the Independent Auditor, auditing firms and organizations within the Company to ensure the appropriate business activities of Nomura Holdings, Inc.

1. Directors and Employees that will provide Support with respect to the Duties

(1)	The Board of Directors may appoint a Director, not concurrently serving as an Executive Officer, as the “Audit Mission Director.” The Audit Mission Director shall support audits performed by the Audit Committee, and in order for the Board of Directors to effectively supervise the execution by the Directors and Executive Officers of their duties, the Audit Mission Director shall perform the Audit Mission Director’s duties in accordance with the Audit Committee’s instructions.

(2)	The Company shall put in place the Office of the Audit Committee to support the duties of the Audit Committee. The Audit Committee or a member of the Audit Committee designated by the Audit Committee shall evaluate employees of the Office of the Audit Committee. Regarding the hiring, transfer and discipline of the employees of the Office of the Audit Committee, the consent of the Audit Committee or a member of the Audit Committee designated by the Audit Committee must be obtained.

2. Audit System within the Nomura Group

(1)	The Company shall establish a group audit structure centered around the Company (the holding company) so that the Audit Committee can conduct audits in coordination with the Audit Committees, etc., of subsidiaries.

(2)	The Audit Committee shall audit the legality, adequacy and efficiency of the business of the Nomura Group in coordination, as necessary, with the Audit Committee of its subsidiaries.

3. Structures Ensuring the Effectiveness of the Audit

(1)	Members of the Audit Committee designated by the Audit Committee or the Audit Mission Director may participate in or attend important meetings including meetings of the Executive Management Board.

(2)	The Audit Committee may require an explanation from accounting auditors and accounting firms that conduct audits of financial statements about the audit plan at the beginning of the period, audit status during the period, audit results at the end of the period, and the status of internal controls over financial reporting. Members of the Audit Committee and the Audit Mission Director may exchange opinions with accounting auditors and accounting firms that conduct audits of financial statements as necessary.

(3)	A member of the Audit Committee designated by the Audit Committee may investigate the Company or its subsidiaries through, as necessary, himself/herself, other members of the Audit Committee or the Audit Mission Director.

(4)	The Audit Committee in conducting audits may engage attorneys, certified public accountants, consultants or other outside advisors as deemed to be necessary.

4. Coordination with the Internal Audit Division

(1)	The Company shall obtain the consent of the Audit Committee, or a member of the Audit Committee designated by the Audit Committee, regarding implementation plans and formulation of the budget of the Internal Audit Division, as well as the election and dismissal of the Head of the Internal Audit Division.

(2)	The Audit Committee shall coordinate with the Internal Audit Division by attending meetings of the Internal Controls Committee, hearing reports regarding the status of internal audits, and with regard to internal audits, issuing recommendations, etc., concerning the modification of the implementation plan, additional audits, development of remedial measures, etc.

II. Matters Concerning the Executive Officers

1. Compliance Structure

(1)	Thorough compliance with the Nomura Group Code of Ethics

Executive Officers shall promote lawful management in accordance with laws, regulations and the Articles of Incorporation, and shall swear to comply with the Nomura Group Code of Ethics. At the same time, Executive Officers shall ensure that the Nomura Group Code of Ethics is well known amongst Senior Managing Directors and employees of the Company and shall ensure compliance with the said Code.

(2)	Establishment and Maintenance of the Compliance Structure

Executive Officers shall strive to maintain the Nomura Group’s compliance structure through, among other means, the maintenance of compliance-related regulations and the installation of responsible divisions and persons. The Company shall install Compliance Managers, etc., or other persons responsible for compliance, in each company within the Nomura Group to take corrective action against cases regarding any conduct considered questionable in light of social ethics or social justice and to thoroughly ensure that business activities undertaken by employees are based on a law-abiding spirit and social common sense, thereby promoting execution of duties in accordance with laws and regulations.

(3)	Compliance Hotline

(a)	Executive Officers shall put into place a “Compliance Hotline” as a channel through which employees can, with regard to conduct in the Nomura Group that may be questionable based on compliance with laws and regulations, etc., including matters concerning accounting or accounting audits, report such conduct directly to the person appointed by the Board of Directors.

(b)	Executive Officers shall guarantee the confidentiality of anonymous notifications, including the content of such notifications, made through the Compliance Hotline.

(4)	Severing Relations with Anti-Social Forces

The Nomura Group shall not engage in any transaction with anti-social forces or groups and Executive Officers shall maintain structures that are necessary for the enforcement of this rule.

2. Risk Management Structure

(1)	Executive Officers shall acknowledge the importance of identification, evaluation, monitoring and management of various risks relating to the execution of the Nomura Group’s business centered on risks such as market risk, credit risk, event risk, liquidity risk, operational risk and legal risk and ensure understanding and management of such risks at each company within the Nomura Group.

(2)	Executive Officers shall strive to maintain a system to ensure the effectiveness of risk management in the Nomura Group through, among other means, the maintenance of regulations concerning risk management and the installation of responsible divisions and persons.

(3)	Executive Officers shall report the status of risk management structures within the Nomura Group to the Group Integrated Risk Management Committee. The Group Integrated Risk Management Committee shall analyze the risk management status of the entire Nomura Group based on the report and take appropriate measures to establish the most suitable risk management structures for the business.

(4)	Executive Officers shall maintain a structure that enables the Nomura Group to prevent or avoid crises, ensure the safety of customers, officers and employees of the Nomura Group, protect operating assets, reduce damage and ensure early recovery from any damage by establishing basic principles of business continuity including precautionary measures against crises, such as natural disasters or system failures, and emergency measures.

3. Reporting Structure in Relation to Execution of Duties

(1)	Executive Officers shall report on the status of their own execution of duties not less frequently than once every 3 (three) months. They shall also maintain a reporting structure that governs reporting with respect to Senior Managing Directors and employees.

(2)	Executive Officers shall report the following matters on a regular basis to the Audit Committee directly or through the members of the Audit Committee or the Audit Mission Director:

(a)	The implementation status of internal audits, internal audit results, and remediation status;

(b)	The maintenance and operational status of the compliance structure;

(c)	Risk management status;

(d)	The outline of quarterly financial results and material matters (including matters concerning the selection and application of significant accounting policies and matters concerning internal controls over financial reporting); and

(e)	The operational status of the Compliance Hotline and details of the reports received.

(3)	In the event that an Executive Officer, Senior Managing Director, or employee is requested to report on a matter concerning the execution of such person’s duties by an Audit Committee Member designated by the Audit Committee or the Audit Mission Director, such person shall promptly report on such matters.

(4)	In the event that an Executive Officer or a Senior Managing Director discovers an important matter concerning compliance, including a material violation of law or regulation at a Nomura Group company, such Executive Officer or Senior Managing Director shall report to an Audit Committee Member or Audit Mission Director, and shall simultaneously report to the Executive Management Board. The Executive Management Board shall deliberate with regard to such matter and, in the event that it is recognized as necessary, based on such result, the Executive Management Board shall issue a recommendation to take appropriate countermeasures.

(5)	In the event that a Director, Executive Officer or Senior Managing Director discovers any of the matters set forth below, such person shall immediately upon such discovery report directly to an Audit Committee Member or through the Audit Mission Director.

(a)	Any legal or financial problem that may have a material impact on the business or financial conditions of each Nomura Group company.

(b)	Any order from any regulatory authority or other facts that may potentially cause the Nomura Group to incur a significant loss.

4. Structure for Ensuring the Effectiveness of the Execution of Duties

(1)	Executive Officers shall determine the Nomura Group’s management strategy and business operations, and execute business in accordance with the management organization and allocation of business duties determined by the Board of Directors.

(2)	Executive Officers shall determine the allocation of business duties between each Senior Managing Director and the scope of authority of each employee, and thereby ensure the effectiveness of the structure for the execution of duties and establish a responsibility structure for the execution of duties.

(3)	Of the matters whose business execution decision has been delegated to Executive Officers based on a resolution adopted by the Board of Directors, certain important matters shall be determined through the deliberation and determination by bodies, such as the Executive Management Board, or through documents requesting managerial decisions.

(4)	The Executive Management Board shall determine or review the necessary allocation of management resources based on the business plan and budget application of each division and regional area to ensure the effective management of the Nomura Group.

5. Structure for Retention and Maintenance of Information

(1)	Executive Officers shall retain the minutes of important meetings, conference minutes, documents regarding requests for managerial decisions, contracts, documents related to finances and other material documents (including their electronic records), together with relevant materials, for at least ten years, and shall maintain access to such documents if necessary.

(2)	Executive Officers shall maintain a structure to protect the Nomura Group’s non-public information, including its financial information, and promote fair, timely and appropriate disclosure of information to external parties, thereby securing the trust of customers, shareholders, investors, etc.

6. Internal Audit System

(1)	Executive Officers shall install a department in charge of internal audit, and by implementing an internal audit program, shall ensure effective and adequate internal controls across the entire business of the Nomura Group.

(2)	The Internal Controls Committee shall deliberate or determine basic matters concerning internal controls within the Nomura Group, the annual plan regarding internal audit and the implementation status and results.

(3)	Executive Officers shall report on the status of the internal audit within the Nomura Group and the results thereof to the Internal Controls Committee at least once every three months.

III. The Nomura Group’s Internal Controls System

(1)	Executive Officers shall secure the appropriateness of the Nomura Group’s business by ensuring that each company within the Nomura Group is fully aware of the Internal Controls System of the Company and by requiring the maintenance of an internal controls system at each company that reflects the actual conditions of each company.

(2)	Executive Officers shall ensure the effectiveness of internal controls concerning financial reporting by the Company by, among other means, maintaining the structures listed in I through III above.

• 2. Matters Concerning Establishment of System for Eliminating Anti-social Forces

Nomura Group has stated in Code of Ethics, which was adopted for all Officers and employees globally to comply with, that we must reject all transactions with anti-social forces or groups, and our fundamental policy is to eradicate all ties with anti-social forces.

In accordance with this policy, the Company has established a control department to promote an organized response, which strictly monitors, gathers and maintains information concerning anti-social forces. While working with outside professional institutions such as legal counsel or police, we continue to make efforts to prevent anti-social forces’ involvement in our operations and to mitigate damages imposed by such forces.

The Company’s significant subsidiaries have taken a variety of initiatives such as adopting internal policies for the prevention of giving unlawful benefits, appointing managers responsible for preventing inappropriate demands from outside forces, and establishing internal manuals for employees on how to respond to anti-social forces. In order to eradicate ties with anti-social forces as a group, the Company is also taking initiatives such as conducting employee training and meetings to increase and spread employee awareness on this issue.

V Others

• 1. Whether Takeover Defense Strategies Have Been Adopted

No

Supplementary Explanation

As to fundamental policies regarding the Company’s position on a shareholder holding a quantity of shares sufficient to govern decisions on the Company’s management policies, the Company believes that the decision of whether to permit a party to seek ownership of such a volume of shares should ultimately be left to the judgment of the shareholders. Accordingly, the Company has not adopted any takeover defense strategies such as a prior issuance of new stock acquisition rights (a rights plan).

In the event of an attempt to take over the Company by parties not beneficial to business value and the common benefit of shareholders, a Corporate Value Enhancement Committee established within the Company shall examine and evaluate the takeover proposal, etc. and after consultation with a council composed of the Company’s Outside Directors, the Board of Directors shall conduct sufficient deliberations and render a conclusion which would be the best strategy for shareholders from the viewpoint of shareholders as to the value of the business and common benefit of the shareholders.

• 2. Other Information on Corporate Governance System [Updated]

An overview of the Company’s timely disclosure regime is provided as follows.

1. Fundamental Policy

Our fundamental policy is to adhere to relevant laws concerning timely disclosure such can be found in the Financial Instruments and Exchange Act and the rules of the relevant stock exchanges, in order to safeguard nonpublic information regarding Nomura Group as well as to foster appropriate, fair and timely disclosure of such information to persons and entities outside Nomura Group and keep the trust of Nomura Group’s clients, shareholders, investors and others.

2. Timely Disclosure Regime

Pursuant to above mentioned fundamental policy, the Company has adopted “Nomura Group’s Statement of Global Corporate Policy Regarding Public Disclosure of Information” (the “Disclosure Policy”) and takes measures to increase and spread employee awareness of the Disclosure Policy. In accordance with the Disclosure Policy, the Company has also established a Disclosure Committee. The Disclosure Committee, chaired by an officer responsible for Group Corporate Communications, is authorized to establish and maintain a structure for comprehensively and promptly gathering material information that needs to be disclosed, a structure for disclosing such information in a timely manner, and a structure for ensuring accuracy of contents of disclosure materials and fairness of the disclosure of materials.

The management of Nomura Group companies and the person in charge of each division and region are responsible for establishing necessary measures to ensure that material information subject to disclosure is properly reported to the Disclosure Committee with respect to each relevant entity, division or region.

Information reported to the Disclosure Committee will be disclosed in a timely manner, based on standards set forth in relevant laws and regulations, and through deliberations with relevant departments on whether such disclosure should be made.

Pursuant to the Regulation FD in the U.S., we prohibit disclosing material and non public information in a selective forum.

3. Monitoring of Timely Disclosure Regime

The internal audit division monitors the effectiveness of internal control over disclosure of information, and the result is reported to the Audit Committee.

Further, as a NYSE-listed corporation, the Company establishes internal controls and procedures for financial reporting and documents, tests and maintains those controls and procedures to ensure their effectiveness pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. The Company will continue to ensure proper corporate behavior throughout the group by strengthening and expanding corporate governance system.

<Administrative action against the Company’s subsidiary, Nomura Securities Co., Ltd. (“NSC”), and NSC’s responses>

In August 2012, Japan’s Financial Services Agency issued a business improvement order to our subsidiary, Nomura Securities Co., Ltd., regarding the management of corporate related information for public stock offerings. With regard to this matter, Nomura Securities Co., Ltd. submitted the business improvement report to Japan’s Financial Services Agency on August 8, 2012 and the report was accepted.

On June 29, 2012, prior to the issuance of above mentioned business improvement order, Nomura Securities Co., Ltd. announced improvement measures regarding the method of communication for corporate related information and information control system. All measures were implemented by the end of December 2012. We will continue to conduct voluntary inspections and investigations and will further reinforce and enhance the internal controls structure to prevent recurrence and to regain the trust.

Management Organizations

Internal Control System

【Summary of Timely Disclosure Regime】

＜Nomura Holdings＞
Board of Directors
Executive Management Board, Divisional CEOs etc.
Internal Audit Division
Monitoring of Timely Disclosure Regime
References and reports information for timely disclosure
Disclosure Committee
■Officer responsible for Group Communications
■Each committee members
Finance related departments
(Preparing financial materials, briefing to third parties etc.)
Delegated with authorities regarding disclosure process of Financial Highlights etc.
Group Corporate Communications Dept.
Preparing timely disclosure materials and implements timely disclosure
Delegated with authorities regarding process of timely disclosure
Reports information for timely disclosure
Relevant departments regarding information for timely disclosure (manages and controls information for timely disclosure)
Announcement of Timely Disclosure Information
Exchanges and Investors etc.
＜Group Companies＞
Communication departments of each company (reports timely disclosure information)
Management of Nomura Group Companies and Regional CEOs
References and reports regarding timely disclosure of information
Relevant departments regarding information for timely disclosure in each company (manages and controls information for timely disclosure)